Exhibit 99.3

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

June 27, 2023

Baytex Energy Corp.

2800, 520 — 3rd Avenue S.W.
Calgary, Alberta
T2P 0R3

Ladies and Gentlemen:

We hereby consent to the use of the name DeGolyer and MacNaughton, to references to DeGolyer and MacNaughton as independent reserves engineers, to the inclusion of information taken from our report entitled “Report as of December 31, 2022 on Reserves and Revenue of Certain Properties with interests attributable to Ranger Oil Corporation” in the “Notes to Consolidated Financial Statements” portion of audited financial statements of Ranger Oil Corporation for the year ended December 31, 2022, included in the Business Acquisition Report of Baytex Energy Corp., dated as of June 27, 2023, in the form of and context in which it appears in the Report of Foreign Private Issuer on Form 6-K (including any amendments thereto), of Baytex Energy Corp. We also consent to the incorporation by reference of such information in the Registration Statement (No. 333-171568) on Form S-8 of Baytex Energy Corp.

Very truly yours,

/s/ DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716